Exhibit 99.1

DouYu International Holdings Limited Reports Fourth Quarter and Full Year 2022 Unaudited Financial Results

WUHAN, China, March 20, 2023 /PRNewswire/ -- DouYu International Holdings Limited ("DouYu" or the "Company") (Nasdaq: DOYU), a leading game-centric live streaming platform in China and a pioneer in the eSports value chain, today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2022.

Fourth Quarter 2022 Financial and Operational Highlights

•	Total net revenues in the fourth quarter of 2022 were RMB1,681.1 million (US$243.7 million) compared with RMB2,327.9 million in the same period of 2021.

•	Gross profit in the fourth quarter of 2022 was RMB186.1 million (US$27.0 million), compared with RMB244.7 million in the same period of 2021.

•	Net income in the fourth quarter of 2022 was RMB41.8 million (US$6.1 million), compared with net loss of RMB193.2 million in the same period of 2021.

•	Adjusted net loss[1] in the fourth quarter of 2022 was RMB4.3 million (US$0.6 million), compared with RMB150.7 million in the same period of 2021.

•	Average mobile MAUs[2] in the fourth quarter of 2022 decreased by 8.0% to 57.4 million from 62.4 million in the same period of 2021.

•	Quarterly average paying user[3] count in the fourth quarter of 2022 was 5.6 million, compared with 7.3 million in the same period of 2021.

Full Year 2022 Financial Highlights

•	Total net revenues for the full year of 2022 were RMB7,108.2 million (US$1,030.6 million), compared with RMB9,165.3 million in the same period of 2021.

•	Gross profit for the full year of 2022 was RMB990.1 million (US$143.6 million), compared with RMB1,089.9 million in the same period of 2021.

•	Net loss for the full year of 2022 was RMB90.4 million (US$13.1 million), compared with RMB620.2 million in the same period of 2021.

•	Adjusted net loss[1] for the full year of 2021 was RMB7.6 million (US$1.1 million), compared with RMB439.3 million in the same period of 2021.

1 “Adjusted net loss” is calculated as net loss before share-based compensation expenses, and share of (loss) income in equity method investments and impairment loss of investments. For more information, please refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

2 Refers to the number of mobile devices that launched our mobile apps in a given period. Average mobile MAUs for a given period is calculated by dividing (i) the sum of active mobile users for each month of such period, by (ii) the number of months in such period.

3 “Quarterly average paying users” refers to the average paying users for each quarter during a given period of time calculated by dividing (i) the sum of paying users for each quarter of such period, by (ii) the number of quarters in such period. “Paying user” refers to a registered user that has purchased virtual gifts on our platform at least once during the relevant period.

Mr. Shaojie Chen, Chief Executive Officer of DouYu, commented, “Against the backdrop of a complex and volatile macro environment throughout 2022, we remained committed to our core growth strategy of fostering a vibrant game-centric content ecosystem. We concluded the year with steady business performance through a mix of operational adaptations, including revenue optimization, a selective copyright procurement strategy, and investments in self-produced content. In the fourth quarter, our mobile MAUs were 57.4 million, a slight increase over the prior quarter. Looking ahead, we will dedicate ourselves to driving growth based on our content ecosystem as we prioritize content enrichment and community-wide interactions to boost user stickiness and retention, other than emphasizing the short-term growth of our business. Building on our continuous efforts to cultivate high-quality game-centric content and engage core users, we will strive to maintain our leading position in China’s live-streaming gaming industry while exploring new growth avenues, propelling DouYu’s healthy and sustainable development.”

Mr. Hao Cao, Vice President of DouYu, commented, “In the fourth quarter of 2022, our total revenues were RMB1.68 billion. Our gross profit was RMB186.1 million, with a gross margin of 11.1%. Meanwhile, our adjusted net loss was RMB4.3 million. Throughout the year, while continuously investing in high-quality self-produced content and optimizing our revenue structure, we made good progress in reducing costs and improving efficiency by adjusting our livestreaming operations and optimizing our business spending. In 2022, our full-year gross profit improved to 13.9%, and our adjusted net loss narrowed significantly to RMB7.6 million. Moving forward, as part of our strategic focus on healthy long-term growth, our revenue may experience some immediate impact, which we believe is critical to our balanced growth. We will also fine-tune our operating model while exploring new monetization channels, striving to create long-term value for our shareholders.”

Fourth Quarter 2022 Financial Results

Total net revenues in the fourth quarter of 2022 decreased by 27.8% to RMB1,681.1 million (US$243.7 million), compared with RMB2,327.9 million in the same period of 2021.

Livestreaming revenues in the fourth quarter of 2022 decreased by 27.7% to RMB1,596.7 million (US$231.5 million) from RMB2,209.4 million in the same period of 2021. The decrease was primarily due to the continued adjustments to certain interactive features and related operations, as well as the negative impact of streamers’ decreased activities following the end of Covid-19 restrictions.

Advertising and other revenues in the fourth quarter of 2022 were RMB84.3 million (US$12.2 million), compared with RMB118.5 million in the same period of 2021. The decrease was primarily due to the soft demand for advertisements in the weak macro economy. The decrease was partially offset by the increase in other revenues contributed by game-specific membership services.

Cost of revenues in the fourth quarter of 2022 was RMB1,495.0 million (US$216.8 million), a decrease of 28.2% compared with RMB2,083.2 million in the same period of 2021.

Revenue sharing fees and content costs in the fourth quarter of 2022 decreased to RMB1,271.1 million (US$184.3 million) from RMB1,846.9 million in the same period of 2021. The decrease was primarily due to decreased revenue sharing fees in accordance with the decrease in livestreaming revenues, as well as a significant decrease in copyright costs which was attributed to a selective procurement strategy.

Bandwidth costs in the fourth quarter of 2022 decreased by 17.6% to RMB138.4 million (US$20.1 million) from RMB167.9 million in the same period of 2021. The decrease was mainly due to the year-over-year reduction in peak bandwidth usage in the absence of purchased eSport tournament copyright.

Gross profit in the fourth quarter of 2022 was RMB186.1 million (US$27.0 million), compared with RMB244.7 million in the same period of 2021. Gross margin in the fourth quarter of 2022 improved to 11.1% from 10.5% in the same period of 2021. The increase in gross margin was primarily due to the decreases in both revenue sharing fees and copyright costs as a percentage of total net revenues, which were partially offset by the increase in self-produced content costs as a percentage of total net revenues.

Sales and marketing expenses in the fourth quarter of 2022 decreased 45.9% to RMB123.9 million (US$18.0 million) from RMB229.2 million in the same period of 2021. The decrease was mainly attributable to the significant decrease in marketing expenses for user acquisition and branding expenses.

Research and development expenses in the fourth quarter of 2022 decreased 39.2% to RMB80.6 million (US$11.7 million) from RMB132.6 million in the same period of 2021. The decrease was primarily attributable to the decrease in personnel-related expenses.

General and administrative expenses in the fourth quarter of 2022 decreased 44.1% to RMB55.2 million (US$8.0 million) from RMB98.8 million in the same period of 2021, mainly due to decreases in share-based compensation expenses and professional service fees.

Other operating income, net in the fourth quarter of 2022 was RMB17.6 million (US$2.5 million), compared with RMB13.9 million in the same period of 2021.

Loss from operations in the fourth quarter of 2022 was RMB56.0 million (US$8.1 million), compared with RMB201.9 million in the same period of 2021.

Adjusted operating loss, which adds back share-based compensation expenses, was RMB56.0 million (US$8.1 million), compared with adjusted loss from operations of RMB168.7 million in the same period of 2021.

Net income in the fourth quarter of 2022 was RMB41.8 million (US$6.1 million), compared with net loss of RMB193.2 million in the same period of 2021.

Adjusted net loss, which excludes share-based compensation expenses, the share of (loss) income in equity method investments, and impairment loss of investments, was RMB4.3 million (US$0.6 million) in the fourth quarter of 2022, compared with adjusted net loss of RMB150.7 million in the same period of 2021.

Basic and diluted net income per ADS4 in the fourth quarter of 2022 were both RMB0.14 (US$0.02). Adjusted basic and diluted net loss per ADS in the fourth quarter of 2022 were both RMB0.003 (US$0.0004).

4 Every ten ADSs represent one ordinary share.

Full Year 2022 Financial Results

Total net revenues for the full year of 2022 were RMB7,108.2 million (US$1,030.6 million), compared with RMB9,165.3 million in the same period of 2021. The decrease was primarily driven by the year-over-year decrease in livestreaming revenues and advertising and other revenues.

Gross profit for the full year of 2022 was RMB990.1 million (US$143.6 million), compared with RMB1,089.9 million in the same period of 2021.

Loss from operations for the full year of 2022 was RMB198.9 million (US$28.8 million), compared with RMB648.7 million in the same period of 2021.

Adjusted net loss for the full year of 2022, which excludes share-based compensation expenses, the share of loss (income) in equity method investments, and impairment loss of investments, was RMB7.6 million (US$1.1 million), compared with adjusted RMB439.3 million in the same period of 2021.

Basic and diluted net loss per ADS for the full year of 2022 were both RMB0.24 (US$0.03). Adjusted basic and diluted net income per ADS in the full year of 2022 were both RMB0.02 (US$0.003).

Cash and cash equivalents, restricted cash and bank deposits

As of December 31, 2022, the Company had cash and cash equivalents, restricted cash, and short-term and long-term bank deposits of RMB6,808.8 million (US$987.2 million), compared with RMB6,643.5 million as of December 31, 2021.

Conference Call Information

The Company will hold a conference call on March 20, 2023, at 7:00 am Eastern Time (or 7:00pm Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Singapore Toll Free:	800-120-5863
Conference ID:	7034524

The replay will be accessible through March 27, 2023, by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Conference ID:	4652111

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.douyu.com/.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps to bring users access to immersive and interactive games and entertainment livestreaming, a wide array of video and graphic contents, as well as opportunities to participate in community events and discussions. By nurturing a sustainable technology-based talent development system and relentlessly producing high-quality content, DouYu consistently delivers premium content through integration of livestreaming, video, graphics, and virtual communities with a primary focus on games, especially on eSports. This enables DouYu to continuously expand its user base and enhance its user experience. For more information, please see http://ir.douyu.com/.

Use of Non-GAAP Financial Measures

Adjusted operating income (loss) is calculated as operating income (loss) adjusted for share-based compensation expenses. Adjusted net income (loss) is calculated as net income (loss) adjusted for share-based compensation expenses, share of income (loss) in equity method investments and impairment loss of investments. Adjusted net income (loss) attributable to DouYu is calculated as net income (loss) attributable to DouYu adjusted for share-based compensation expenses, share of income (loss) in equity method investments and impairment loss of investments. Adjusted basic and diluted net income per ordinary share is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The Company adjusted the impact of (i) share-based compensation expenses, (ii) share of income (loss) in equity method investments, (iii) impairment loss of investments to understand and evaluate the Company's core operating performance. The non-GAAP financial measures are presented to enhance investors' overall understanding of the Company's financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non- GAAP financial measures as a substitute for, or superior to, such metrics in accordance with U.S. GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8972 to US$1.00, the noon buying rate in effect on December 30, 2022, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars, at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward- looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s results of operations and financial condition; the Company’s business strategies; general market conditions, in particular the game live streaming market; the ability of the Company to retain and grow active and paying users; changes in general economic and business conditions in China; the impact of the COVID-19 to the Company’s business operations and the economy in China and globally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to the Company; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the Securities Exchange Commission. The announced results of the fourth quarter and full year 2022 are preliminary and unaudited. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

Lingling Kong DouYu International Holdings Limited Email: ir@douyu.tv Tel: +86 (10) 6508-0677	Andrea Guo The Piacente Group, Inc. Email: douyu@tpg-ir.com Tel: +86 (10) 6508-0677

In the United States:

Brandi Piacente The Piacente Group, Inc. Email: douyu@tpg-ir.com Tel: +1-212-481-2050

Media Relations Contact

Lingling Kong DouYu International Holdings Limited Email: pr_douyu@douyu.tv Tel: +86 (10) 6508-0677

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of December 31
	2021	2022	2022
	RMB	RMB	US$ (1)
ASSETS
Current assets:
Cash and cash equivalents	4,456,406	4,041,603	585,977
Restricted cash	10,703	6,057	878
Short-term bank deposits	2,076,355	2,511,150	364,083
Accounts receivable, net	191,389	109,180	15,830
Prepayments	80,717	26,064	3,779
Amounts due from related parties	37,159	46,126	6,688
Other current assets	376,367	337,004	48,861
Total current assets	7,229,096	7,077,184	1,026,096

Property and equipment, net	25,111	16,988	2,463
Intangible assets, net	161,540	106,723	15,473
Long-term bank deposits	100,000	250,000	36,247
Investments	491,425	531,911	77,120
Goodwill	12,637	13,804	2,001
Right-of-use assets, net	72,309	49,911	7,236
Other non-current assets	64,785	98,845	14,331
Total non-current assets	927,807	1,068,182	154,871
TOTAL ASSETS	8,156,903	8,145,366	1,180,967

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities:
Accounts payable	824,128	666,985	96,704
Advances from customers	7,476	6,459	936
Deferred revenue	235,134	288,152	41,778
Accrued expenses and other current liabilities	458,328	302,801	43,902
Amounts due to related parties	293,508	266,788	38,681
Lease liabilities due within one year	30,417	27,479	3,984
Total current liabilities	1,848,991	1,558,664	225,985

Lease liabilities	31,278	19,572	2,838
Deferred revenue	18,045	6,570	953
Total non-current liabilities	49,323	26,142	3,791
TOTAL LIABILITIES	1,898,314	1,584,806	229,776

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8972 to US$1.00, the noon buying rate in effect on December 30, 2022, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of December 31
	2021	2022	2022
	RMB	RMB	US$ (1)
SHAREHOLDERS' EQUITY
Ordinary shares	23	23	3
Treasury shares	(802,250)	(911,217)	(132,114)
Additional paid-in capital	10,618,538	10,670,287	1,547,046
Accumulated deficit	(3,445,102)	(3,520,525)	(510,428)
Accumulated other comprehensive (loss) income	(112,621)	321,991	46,684
Total DouYu Shareholders’ Equity	6,258,588	6,560,559	951,191
Noncontrolling interests	1	1	-
Total Shareholders’ Equity	6,258,589	6,560,560	951,191
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,156,903	8,145,366	1,180,967

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8972 to US$1.00, the noon buying rate in effect on December 30, 2022, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended				Year Ended
	Dec 31, 2021	Sep 30, 2022	Dec 31, 2022	Dec 31, 2022	Dec 31, 2021	Dec 31, 2022	Dec 31, 2022
	RMB	RMB	RMB	US$ (1)	RMB	RMB	US$ (1)
Net revenues	2,327,917	1,798,333	1,681,054	243,730	9,165,331	7,108,238	1,030,598
Cost of revenues	(2,083,223)	(1,547,091)	(1,494,998)	(216,754)	(8,075,421)	(6,118,128)	(887,045)
Gross profit	244,694	251,242	186,056	26,976	1,089,910	990,110	143,553
Operating (expenses) income(2)
Sales and marketing expenses	(229,214)	(162,137)	(123,912)	(17,966)	(952,902)	(639,871)	(92,773)
General and administrative expenses	(98,756)	(52,308)	(55,175)	(8,000)	(375,976)	(288,242)	(41,791)
Research and development expenses	(132,574)	(84,371)	(80,566)	(11,681)	(490,019)	(383,091)	(55,543)
Other operating income, net	13,909	36,459	17,580	2,549	80,325	122,214	17,719
Total operating expenses	(446,635)	(262,357)	(242,073)	(35,098)	(1,738,572)	(1,188,990)	(172,388)
Loss from operations	(201,941)	(11,115)	(56,017)	(8,122)	(648,662)	(198,880)	(28,835)
Other expenses, net	(1,237)	(32,577)	(17,692)	(2,565)	(33,852)	(80,301)	(11,643)
Interest income, net	17,889	34,402	55,256	8,011	77,393	129,858	18,828
Loss before income taxes and share of loss in equity method investments	(185,289)	(9,290)	(18,453)	(2,676)	(605,121)	(149,323)	(21,650)
Income tax expense	-	-	(3,487)	(506)	-	(3,487)	(506)
Share of (loss) income in equity method investments	(7,937)	2,647	63,781	9,247	(15,128)	62,395	9,046
Net (loss) income	(193,226)	(6,643)	41,841	6,065	(620,249)	(90,415)	(13,110)
Less: Net income(loss) attributable to noncontrolling interest	56,499	(3,672)	(3,479)	(504)	(38,366)	(14,992)	(2,174)
Net (loss)income attributable to ordinary shareholders of the Company	(249,725)	(2,971)	45,320	6,569	(581,883)	(75,423)	(10,936)
Net (loss) income per ordinary share
Basic	(7.65)	(0.09)	1.42	0.21	(17.88)	(2.36)	(0.34)
Diluted	(7.65)	(0.09)	1.42	0.21	(17.88)	(2.36)	(0.34)
Net (loss) income per ADS(3)
Basic	(0.77)	(0.01)	0.14	0.02	(1.79)	(0.24)	(0.03)
Diluted	(0.77)	(0.01)	0.14	0.02	(1.79)	(0.24)	(0.03)
Weighted average number of ordinary shares used in calculating net (loss) income per ordinary share
Basic	32,636,774	31,966,417	32,023,641	32,023,641	32,544,878	31,971,245	31,971,245
Diluted	32,636,774	31,966,417	32,023,641	32,023,641	32,544,878	31,971,245	31,971,245
Weighted average number of ADS used in calculating net (loss) income per ADS(3)
Basic	326,367,743	319,664,172	320,236,412	320,236,412	325,448,779	319,712,449	319,712,449
Diluted	326,367,743	319,664,172	320,236,412	320,236,412	325,448,779	319,712,449	319,712,449

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8972 to US$1.00, the noon buying rate in effect on December 30, 2022, in the H.10 statistical release of the Federal Reserve Board.

(2) Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Year Ended
	Dec 31, 2021	Sep 30, 2022	Dec 31, 2022	Dec 31, 2022	Dec 31, 2021	Dec 31, 2022	Dec 31, 2022
	RMB	RMB	RMB	US$ (1)	RMB	RMB	US$ (1)
Research and development expenses	5,444	605	-	-	21,661	11,476	1,664
Sales and marketing expenses	1,214	135	-	-	4,823	2,560	371
General and administrative expenses	26,604	1,958	-	-	105,655	52,705	7,642

(3) Every ten ADSs represent one ordinary share.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended				Year Ended
	Dec 31, 2021	Sep 30, 2022	Dec 31, 2022	Dec 31, 2022	Dec 31, 2021	Dec 31, 2022	Dec 31, 2022
	RMB	RMB	RMB	US$ (1)	RMB	RMB	US$ (1)
Loss from operations	(201,941)	(11,115)	(56,017)	(8,122)	(648,662)	(198,880)	(28,835)
Add:
Share-based compensation expenses	33,262	2,698	-	-	132,139	66,741	9,677
Adjusted Operating loss	(168,679)	(8,417)	(56,017)	(8,122)	(516,523)	(132,139)	(19,158)

Net (loss) income	(193,226)	(6,643)	41,841	6,065	(620,249)	(90,415)	(13,110)
Add:
Share-based compensation expenses	33,262	2,698	-	-	132,139	66,741	9,677
Share of loss (income) in equity method investments	7,937	(2,647)	(63,781)	(9,247)	15,128	(62,395)	(9,046)
Impairment losses of investments	1,297	32,298	17,592	2,551	33,654	78,461	11,376
Adjusted net (loss) income (2)	(150,730)	25,706	(4,348)	(631)	(439,328)	(7,608)	(1,103)

Net (loss) income attributable to DouYu	(249,725)	(2,971)	45,320	6,569	(581,883)	(75,423)	(10,936)
Add:
Share-based compensation expenses	33,262	2,698	-	-	132,139	66,741	9,677
Share of loss (income) in equity method investments	7,937	(2,647)	(63,781)	(9,247)	15,128	(62,395)	(9,046)
Impairment losses of investments	1,297	32,298	17,592	2,551	33,654	78,461	11,376
Adjusted net (loss) income attributable to DouYu	(207,229)	29,378	(869)	(127)	(400,962)	7,384	1,071

Adjusted net (loss) income per ordinary share
Basic	(6.35)	0.92	(0.03)	(0.00)	(12.32)	0.23	0.03
Diluted	(6.35)	0.92	(0.03)	(0.00)	(12.32)	0.23	0.03

Adjusted net (loss) income per ADS(3)
Basic	(0.63)	0.09	(0.00)	(0.00)	(1.23)	0.02	0.00
Diluted	(0.63)	0.09	(0.00)	(0.00)	(1.23)	0.02	0.00

Weighted average number of ordinary shares used in calculating Adjusted net (loss) income per ordinary share
Basic	32,636,774	31,966,417	32,023,641	32,023,641	32,544,878	31,971,245	31,971,245
Diluted	32,636,774	31,966,417	32,023,641	32,023,641	32,544,878	31,971,245	31,971,245

Weighted average number of ADS used in calculating net (loss) income per ADS(2)
Basic	326,367,743	319,664,172	320,236,412	320,236,412	325,448,779	319,712,449	319,712,449
Diluted	326,367,743	319,664,172	320,236,412	320,236,412	325,448,779	319,712,449	319,712,449

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8972 to US$1.00, the noon buying rate in effect on December 30, 2022, in the H.10 statistical release of the Federal Reserve Board.

(2)The net tax impact to the non-GAAP adjustments is zero.

(3) Every ten ADSs represent one ordinary share.